Exhibit 99.1

TELECONNECT, INC.
MINUTES OF SPECIAL STOCKHOLDERS MEETING

November 12, 2009
at
Oude Vest 4
4811 BD Breda
The Netherlands

2:00 p.m. (1400 hours local time)

At 1400 hours (2:00 p.m.), as scheduled, Mr. Dirk L. Benschop called the special meeting of stockholders of Teleconnect Inc to order at the place specified in the Proxy Statement.

Mr. Benschop opened: “Good afternoon shareholders, guests, gentlemen. Welcome to the Teleconnect, Inc. special shareholders’ meeting. I am Dirk Benschop, and I am the Chief Executive Officer, President and Secretary of Teleconnect. Today, we will put some historical issues behind us, and we will create a solid foundation for our future business and possible acquisitions.”

Mr Benschop then proceeded to introduce certain persons invited to attend the meeting:

“At this stage, I would like to introduce four guests who are not directly part of the Company, but do work closely with us and are here by my invitation. These persons are:

•
Mr. Gustavo Gomez, who presently is a consultant to Teleconnect. Gustavo was the Chief Executive Officer of Teleconnect from 2002 to 2007 and knows well the history of the Company. I have appointed Gustavo to be the Recording Secretary for today’s meeting.

•	Mr. Stephen A. Zrenda, Jr., our corporate legal counsel in the United States since year 2000.

•	Mr. Edwin van lersel, financial advisor to the Company in Holland.

•	Mr. Jan Hovers, who is providing the company with strategic advice and who’s an expert in corporate governance

Also, I would like to introduce two other guests that are here by my invitation: Mr. Simon Terpstra, who is present to assist Mr. Leo Geeris in matters,

and Mr. Otto Hoeberichts who has been assigned by Mr. Lodewijk Vehmeijer to represent Mr. Vehmeijers interests in this meeting.

Today we would like to run through the required business as per the Proxy material you have all received. We will then adjourn the formal portion of the meeting and I will remain available should any of you have any queries or remarks.”

Mr. Benschop continued to mention the following:
“It has come to my attention that Mr. Hendrik van den Hombergh would like to read a statement before we introduce the issues to be voted upon. I would now like to give Mr. van den Hombergh that opportunity.”

Mr. van den Hombergh read the following statement:

“My name is Hendrik van den Hombergh, and I would like to make a statement for the record at the beginning of this meeting. I am reading this statement on behalf of the following shareholders:

-	Hombergh Holdings BV	155,964,300 shares
-	LGMR Geeris	156,934,805 shares
-	Quick Holding BV	66,000,000 shares
-	Queck Holding BV	22,360,000 shares
-	Quack Holding BV	22,360,000 shares
-	Alfonso de Borbon,
in his own name and for
	his company	4,000,000 shares
-	Sciarone Interim Sales BV	4,000,000 shares

Representing 431,619,105 shares or 87,13% of total issued and outstanding shares of common stock in Teleconnect Inc.

We are very familiar with the history of the company and we wish to express our appreciation to the Board of Directors of Teleconnect Inc, for a business transition well initiated one year ago, and successfully executed so far.

We would like to highlight the result of some corporate actions:

- The Spanish subsidiaries will now be sold ending that history of cash drain
- Most of the debt owed to major stockholders has been converted into stock
- The company was in violation of the US federal securities laws for almost two years and now is current and up to date with its legal obligations

In one sentence: major problems have been identified and overcome in what we consider the best possible way, and in the process an ownership environment has been created that is satisfactory and acceptable to all of us. We therefore hereby ratify all passed actions of the Board and the Officers of the corporation.

Teleconnect is undergoing a change in course that makes sense. We, therefore, want to urge the Board to proceed with confidence, and with our sincere appreciation and support.”

Mr. Benschop replied: “Thank you very much. It is good to know that the vast majority of ownership supports the Board and its policies”

Mr. Zrenda requested from Mr. van den Hombergh the statement to be included in the minutes.

Mr. Benschop continues and introduces the Recording Secretary; “Let’s begin then, with the first order of business today, would the Recording Secretary please present matters pertinent to the meeting.”

Mr. Gomez continues with the Board Resolution and Affidavit of Mailing

“Thank you Mr. Benschop. The first two items I wish to present are the “Board Resolution which calls this Special Meeting” setting the record date for voting at October 26, 2009, and secondly, the “Affidavit of Mailing” that the proxy statements were mailed to all shareholders authorized to receive the same.

The third item to be made of record is the filing of my “Oath as the Inspector” for this meeting.

I also wish to outline the items of business for this meeting which are as follows:

1.	The first item for approval is a one-for-100 (1-for-100) reverse split of the currently issued and outstanding Common Stock of Teleconnect; and

2.
The second item for approval is the approval and ratification of the sale of two wholly owned operating telephone subsidiaries of Teleconnect to Mr. Alfonso de Borbon, an officer and a stockholder of Teleconnect, and his associates;

I also wish to present to you an alphabetical list of the shareholders of Teleconnect, Inc. showing those shares owned as of the record dale for this meeting. I also wish to present to you this report, signed by me as your inspector, and indicating there are 469,067,705 shares represented here out of 495,361,707 outstanding voting shares of Common Stock on the record date, this being 94.69% percent of the total outstanding shares being present. I declare there is sufficient quorum present to hold this meeting.

The shareholders present or represented by proxies are:
• Hombergh Holding BV	155,964,300 shares
• L.G.M.R. Geeris	156,934,805
• Quick Holding BV	66,000,000
• Quack Holding BV	22,360,000
• Queck Holding BV	22,360,000
• DLB Finance and Consultancy BV	29,118,000
• Volim Holding BV	5,976,864
• Mr. Lodewijk Vehmeijer	56,393
• Sciarone Interim Sales	4,000,000
• Alfonso de Borbón & Cobrasky	4,000,000
• Mr. José Maria García Fraile	9,707
• Producciones Monjos SL	430,000
• Multimedia Sport SL	286,771
• Fersamar SL	260,000
• Mr. Alvaro Lopez	100,526
• Mr. Luis Carlos Perez	106,619
• Ms. Alejandra de Borbon	52,406
• Ms. Clara Tasssara Hoffmeyer	50,000
• Ms. Barbara Ocana	1,314

Resulting in a total of 469,067,705 or 94.69% of the total issued and outstanding common stock of the company.”

The Inspector placed the stockholders’ list, his report and the ballots and proxies toward the front of his table to signify filing the same with the Secretary.

Mr Gomez continued: “Since the regular and due notice of this meeting has been given and a quorum is present, we shall begin. Proceeding now with the order of business, we need to act upon the proposal to approve and ratify the sale of two subsidiaries of Teleconnect that have been engaged in the telephone business in Spain, specifically, Teleconnect Comunicaciones SA and Teleconnect Telecom SL to Mr. Alfonso de Borbon and his associates”;

Mr. Zrenda stated: “I move that the sale of these subsidiaries of Teleconnect be approved and ratified as proposed”

Mr Dirk Benschop seconds the motion and asked the inspector to receive the vote and report. The Inspector collected those ballots filled in at the meeting, completed the tabulation and handed his report to Mr. Benschop.

Gustavo Gomez reported that 469,067,705 shares of those voting, representing 94.69% percent of the outstanding shares were in favor of and approved Teleconnet’s sale of its two telephone subsidiaries.

Proceeding to the next order of business, Mr. Gomez proposed to act upon the proposal to approve a one-for-100 (1-for-100) reverse split of the currently issued and outstanding Common Stock of Teleconnect.

Mr. Zrenda moved to approve the reverse stock split of the common stock of Teleconnect and Mr. Benschop seconded the motion and asked the inspector to receive the vote and report.

Mr. Gomez reported that 469,067,705 shares of those voting, representing 94.69% percent of the outstanding shares were in favor of and approved Teleconnect’s 1-for-100 reverse stock split of its outstanding common stock.

Mr Gómez added that with respect to point three of the Agenda, no other business had been duly proposed for this special stockholders meeting and as such requested to have a motion to adjourn the meeting. Mr. Benschop moved to adjourn and Mr. Zrenda second the motion. With this result Mr. Benschop announced that the official business was now complete and the special shareholders’ meeting was declared ended.

Mr. Benschop stood up and individually thanked each person for coming.

The above minutes and record of the special meeting of stockholders of Teleconnect, Inc. is a true and correct statement of the minutes of the meeting held on November 12, 2009, at Breda, The Netherlands.

/s/ Dirk L. Benschop
Dirk L. Benschop,
Chairman of the Board, Chief Executive Officer, President and Secretary.